Bosco Chiu
Vice President of Finance
Principal Accounting Officer
t 310 410 9600 x52254
boscoc@herbalife.com

Herbalife International of America, Inc.
990 West 190th Street, Suite 650
Torrance, CA 90502
May 11, 2011
John Reynolds
Assistant Director
United States Securities and Exchange Commission
100 F. Street NE
Washington, D.C. 20549

Re:
Your Letters Dated May 10, 2011 (the “Follow Up Comment Letter”)
and April 8, 2011 Regarding Herbalife Ltd. (File No. 001-32381)’s
Form 10-K for Fiscal Year End December 31, 2010
Filed February 22, 2011 (the “2010 10-K”)

Dear Mr. Reynolds:
Herbalife Ltd. (the “Company”, “we” or “our”) takes very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings.
We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we acknowledge that (i) neither Staff comments nor changes in disclosure in response to Staff comments preclude the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For ease of reference, the heading and numbered paragraph below correspond to the heading and numbered comment in the Follow Up Comment Letter, with the Staff’s comment presented in bold italicized text. In response to the Follow Up Comment Letter the Company offers the following:
Form 10-K filed February 22, 2011
Exhibits
1.
We reissue comment 10 of our letter dated April 8, 2011. Please confirm that you will file exhibit 10.35 in its entirety with your next periodic report. In this regard, we note that such exhibit was material at the time it was originally filed and Item 601(b)(10) of Regulation S-K does not provide an exception for schedules, exhibits and attachments.

Company Response:

We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we will file exhibit 10.35 in its entirety with our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011.
We hope this response has addressed all of the Staff’s concerns relating to the Follow Up Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Very truly yours, HERBALIFE LTD.
By:	/s/ Bosco Chiu
Bosco Chiu
Vice President of Finance Principal Accounting Officer

cc:	Michael O. Johnson, Chief Executive Officer & Chairman Brett R. Chapman, General Counsel & Corporate Secretary John DeSimone, Chief Financial Officer